

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

February 13, 2009

David A. Rapaport, Esq.
General Counsel
333 Sandy Springs Circle, Suite 223
Atlanta, GA 30328

> **Re:** **MK Arizona Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed January 20, 2009**
> **File No. 333-153492**

Dear Mr. Rapaport:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We will continue to evaluate your response to prior comment 1 in our letter dated October 10, 2008 after you provide the disclosure requested by that comment.

Form S-4 Facing Page

2.   We note your response to prior comment 3. Please provide us with an opinion of Cayman Islands counsel that addresses whether Cayman Islands law treats the Cayman Islands entity for all purposes as the same legal entity that was incorporated in Arizona. If Cayman Islands law treats the company as the same legal entity, please ask counsel to address in its opinion why new securities must be issued when the entity continues to the Cayman Islands. Also provide us an

> opinion of counsel that addresses whether Arizona law permits an entity incorporated in Arizona to offer and sell equity interests in itself that are governed by Cayman Islands law.

Fee Table

3.   We note your response to prior comment 5. Given that an offering of securities underlying securities that are convertible or exercisable within one year generally constitutes an offering of the underlying securities, it is unclear why footnote (4) to your fee table indicates that the underlying securities are not offered in connection with the redomestication. If you are offering the securities in connection with the redomestication *and* on a continuous basis thereafter, please ensure that your fee table makes the scope of the registered transaction clear.

4.   Please tell us why the table does not reflect the changes you made to your prospectus cover page regarding the number of shares outstanding.

Prospectus Cover

5.   We note your response to prior comment 7. We reissue that comment because your prospectus cover continues to exceed the one-page limitation in Item 501 of Regulation S-K.

6.   From your response to prior comment 8, it remains unclear how you will ensure that your prospectus will comply with the requirement that it include a cover that is limited to one page written in plain English. Currently, it appears that you intend the notice to be part of the prospectus cover because the concepts and terms introduced in the notice are required to understand the forepart of your prospectus. Therefore, we reissue the comment.

Summary Material Terms of the Transaction, page 1

7.   Please expand your disclosure added in response to prior comment 12 to clarify, if true, that the business combination will not be completed if 20% or more of the holders of your Class B shares elect conversion, including those that converted in connection with your December 10, 2008 special meeting, notwithstanding the significant share ownership by ARCH and Capital Ally. Also, if known to you, disclose how ARCH and Capital Ally intend to vote on the proposals.

8.   We note your response to prior comment 6. Given the numerous references in the forepart of your document to the relationships among the current Pypo entities, please tell us how omitting from the chart on page 2 the organizational structure of Pypo still permits investors to understand how those entities relate.

Does the Middle Kingdom board of directors recommend, page 6

9.   Please tell us why the first sentence of this section does not address the shareholder consent proposal.

Why is an Arizona subsidiary involved, page 7

10.   Your response to prior comment 13 does not appear to address why you do not accomplish the transaction by merging the Delaware corporation with a Cayman Islands company. From your disclosure in footnote 1 on page 132, it appears that mergers are possible under Cayman Islands Law. Could a merger under Delaware law occur without the 100% approval required for a continuance as mentioned in your response? Please clarify.

If I have conversion rights, how do I exercise them, page 9

11.   Please clarify the second paragraph of this section. It appears that words are missing.

The Parties, page 11

12.   Regarding your disclosure provided in response to prior comment 16:

● Please revise to more clearly reflect what your IPO prospectus said about the extension. Currently you say that the IPO prospectus stated that Middle Kingdom would not take any action allowing it to survive for a longer period of time if it did not appear it would be able to consummate a business combination within the time allotted in its Certificate of Incorporation. This disclosure implies that you could extend the acquisition deadline if you amend your Certificate of Incorporation. However, your IPO prospectus said that you view the deadlines disclosed in the IPO prospectus as obligations to your shareholders and that you would not take any actions to waive or amend any of those provisions.
● Please clarify why the statement in the IPO prospectus might be viewed as inconsistent with your subsequent actions.
● Please tell us why you do not believe that there is a material risk of claims under Section 11 of the Securities Act.
● Please disclose the impact that potential securities law claims may have on the amounts currently held in the trust account. For example, describe whether claimants might seek to satisfy their claims from the amounts in the trust account. Also describe the impact any litigation resulting from those claims may have on the amount of time required to distribute the funds current held in trust.

Pypo Digital Company Limited, page 13

13.   Given your disclosure on page 29 and 134, please state here, if true, that Pypo
        Digital Company Limited's business is almost entirely the distribution of
        Samsung mobile phones.

14.   With a view toward disclosure in an appropriate section of your document, please
        tell us why you deleted your disclosure regarding the Shanghai retail store.

Lock-up Agreements, page 16

15.   Please revise your disclosure here consistent with your revisions on page 93 in
        response to the first two bullets of prior comment 42. When revising your
        document in response to this comment and otherwise, please avoid repeating in
        your prospectus summary detail included in the body of your prospectus; in the
        summary, you must carefully consider and identify those aspects of the offering
        that are the most significant and determine how to best highlight those points in
        clear, plain language.

Stock Ownership, page 19

16.   Please expand your response to prior comment 17 to tell us how the purchases
        were consistent with the tender offer rules.

Interests of Middle Kingdom's Officers and Directors, page 20

17.   Please revise the second paragraph to clarify whether the officers and directors
        will be required to indemnify you for the termination fee.

Conditions to Closing, page 22

18.   Please tell us why the condition mentioned the paragraph numbered 4 on page 3
        of exhibit 99.6 is not described in this section.

Quotation, page 25

19.   We note your response to prior comment 19. With a view toward clarified
        disclosure, please tell us why you do not currently satisfy the Nasdaq listing
        requirements and how you believe that you reasonably could satisfy those
        requirements in the future. If you do not think you reasonably could satisfy those
        requirements, it remains unclear why you believe it is appropriate to highlight
        Nasdaq listing in your document. Also, clarify which Nasdaq market you are
        addressing.

<u>Pypo faces a number of operational and industry risks. . ., page 30</u>

20.   Regarding your response to prior comment 20:

-   clarify who is organizing the "restructuring initiative," when the initiative began, and the extent to which Pypo participates;
-   clarify who "expects" the restructuring initiative to result in three major operators. File consents per Rule 436 as appropriate;
-   if Pypo competitors have failed for the reasons cited, please provide more clear and specific disclosure regarding how these factors affect industry participants; and
-   expand the second paragraph of the risk factor to clarify the extent to which Pypo's business is derived from wireless operators.

<u>Pypo has several operating entities . . ., page 33</u>

21.   We note your response to prior comment 21. Expand the third bullet to clarify whether the mortgage holders on the properties Pypo leases have provided a lease consent. Further, if any of the properties mentioned in the bullet points facilitate Pypo's generation of a material amount of revenue or house a material amount of assets, individually or in the aggregate, please disclose the extent of the affected revenue and assets.

<u>The loss or reduction of vendor rebates . . ., page 34</u>

22.   Please expand your disclosure here to clarify whether Pypo's suppliers have reduced rebates or notified Pypo of such reductions. If so, quantify the effect of the reductions.

<u>The principal shareholder . . ., page 37</u>

23.   We note your response to prior comment 22. Please avoid frequent reliance on cross references as a substitute for disclosing the information directly. We note specifically the last sentence of this risk factor. Please revise, including a direct statement in this risk factor of the amount of Pypo's business derived through Beijing Feijie.

<u>Pypo Cayman or MK Cayman . . ., page 41</u>

24.   We note your response to prior comment 23.

-   If Pypo Beijing currently has no plans to distribute dividends to its shareholders, as noted in your response, then please disclose in an appropriate section of your document the potential impact of the non-payment of such dividends on your business and financial condition. We note, for example, that your response and disclosure on page 39 indicate that Pypo relies on such dividends for its cash needs;

- Disclose whether Pypo pays the uniform 25% enterprise income tax on global income that you disclose is required from resident enterprises; and
- In the first full risk factor on page 42, please clarify whether you will withhold the 10% on gains that United States investors realized from their transfer of your shares after you complete the acquisition of Pypo.

Dividends that shareholders receive . . ., page 42

25.   We note your response to prior comment 24. However, given your frequent use of "may," it is unclear whether the treaty or tax credit is available to United States investors. Also, given your continued vague references to "the income tax treaty" and "a foreign tax credit," the material features of the income tax treaty and credit remain unclear. Therefore, we reissue the comment.

26.   Please provide us your analysis of whether an opinion regarding PRC tax matters is required to be field as an exhibit to your filing per Regulation S-K Item 601(b)(8).

Pypo's intercompany loans . . ., page 43

27.   Regarding your response to prior comment 79:

- please clarify whether your reference to "intercompany loans" means loans to Pypo's operating companies mentioned in the chart on page 132 or loans to affiliates' companies like those mentioned in your related-party transactions disclosure;
- we note that the intercompany loans "may" be subject to PRC regulations. Please clarify why you do not know whether those loans are subject to the laws you reference;
- explain whether Pypo possesses a financial service business license or proceeded through a financial agency;
- disclose the aggregate amount of intercompany loans Pypo currently has outstanding; and
- clarify why enforcement of the regulations you cite "remains unpredictable."

PRC regulations relating to the establishment of offshore special purpose vehicles, page 43

28.   Please reconcile your statement in the third paragraph regarding Pypo's affiliates having filed required registrations with the information in the paragraph

numbered 7 on page 4 of exhibits 99.6 that indicates that such filings have not been made. In this regard, please tell us when the amendments that you say are in process on the bottom page 43 were initiated and what hurdles remain until they are completed.

The approval, page 44

29.	With a view toward clarification of your disclosure added in response to prior comment 26, please tell us the nature of the "regulations…other than the M&A Regulation" that governed the July 2007 transaction and whether Pypo complied with all such regulations.

As a foreign private issuer . . ., page 45

30.	We note your response to prior comment 27. If you are electing to provide your disclosure regarding the target based on the requirements of Form F-4 in reliance on General Instruction F to Form S-4, we do not object to you also providing any additional disclosure mentioned in Item 17 of Form S-4. However, please confirm that, at a minimum, your prospectus includes all disclosure that Form F-4 would require for the target. Also, if your transaction involves the issuance of securities of a foreign private issuer, you should include all disclosure required for foreign private issuer transactions, including the disclosure required by Item 10 of Form 20-F.

Vote Required, page 63

31.	We note your disclosure that it is a condition to consummate the business combination that the proposals regarding the changes to the charter be approved. Please tell us which provision of Annex A imposes this condition.

Conversion Rights, page 65

32.	We note your response to prior comment 33. However, it continues to appear that your IPO prospectus contemplated investors physically holding their shares beyond the date of the vote, which would have permitted them to decide after the vote whether to sell their shares or deliver them to you for conversion. Thus, while the election to convert may have been irrevocable after the vote, it appears that the actual conversion was not irrevocable. Therefore, we reissue prior comment 33.

33.	Your statement in the second paragraph that shareholders can physically tender their stock certificates is inconsistent with your statement in the last full paragraph on page 66 that shareholders' bank or broker must electronically transfer the shares. Likewise, your statement on page 66 that you will not require delivery of certificates prior to the meeting if stockholders do not receive their proxy material at least twenty days before the meeting is inconsistent with your statement in the next sentence that transfer of shares before the vote is required. Please revise your disclosure to provide investors clear, consistent information regarding conversion procedures.

Conversion Procedures, page 66

34.   We note your response to prior comment 15. Expand to discuss the purpose of the written letter. For example, is it to enable the transfer agent to match surrendered shares with proxy cards and expedite distributions from the trust fund? Also clarify why the transfer agent cannot match surrendered shares with proxy cards in the absence of such a letter.

35.   We note your disclosure on page 67 that, for withdrawals to be effective, they must be completed prior to commencement of the special meeting. With a view toward clarified disclosure, please tell us how you will handle shares received by the transfer agent if the shareholder has properly satisfied every other conversion procedure but has not withdrawn the shares prior to the special meeting. For example, what will happen to shares submitted for conversion that are owned by shareholders that decide to change their vote at the meeting and elect to vote in favor of the business combination? It is unclear why shareholders must complete their withdrawal prior to commencement of the special meeting.

Background of the Business Combination, page 69

36.   We note your response to prior comment 35.

   •   Please clarify how you concluded that ARC Capital was acting solely in the capacity of a shareholder, given that the materials provided by ARC appear to have been updated at the time when discussion between the parties began and only after ARC signed a confidentiality agreement; and
   •   Please reconcile the last paragraph of your response with the disclosure in the second paragraph on page 72 and the content of exhibits I and J regarding whether the materials in exhibits I and J were for the purpose of analyzing the business combination with Pypo.

37.   Regarding your responses to prior comments 3 and 36, please tell us why the presentation to the investment community was not filed by the registrant.

38.   Please update this section to include the background of the January 2009 amendment. Include who initiated the waiver of the closing condition and the purpose of the waiver.

Interest of Middle Kingdom's Management, page 72

39.   Refer to your statements in the first bullet point regarding completing another
        business combination and extending the August 31, 2009 deadline. Please
        reconcile this disclosure with your response to prior comment 14 and the
        statements on the cover of Middle Kingdom's proxy statement filed November
        24, 2008 that you will not complete another acquisition and that an extension of
        the deadline is precluded. Please disclose clearly and directly your intentions.

Satisfaction of the 80% Test, page 76

40.   Please expand your response to prior comment 39 to:

        • Clarify the basis for the board's conclusion that the comparable companies
          represent "a good cross-section." If this was a subjective determination
          without objective support, please say so clearly. Also, it appears from your
          disclosure on page 77 that companies meeting such criteria were excluded
          from the comparison. If so, disclose the reasons for making such exclusions;
        • Clarify the sources of the "publicly available information" relied on by
          management in formulating the price-earnings ratio for the comparator
          companies. Also provide us with copies of this information;
        • Please more clearly explain to investors how the 9.8 price/earnings ratio
          resulted in a $378,000,000 valuation;
        • Expand to clarify the "foregoing assumptions regarding the earnings of Pypo"
          mentioned in the last paragraph. It is unclear to what assumptions you are
          referring;
        • Expand the penultimate paragraph on page 77 to disclose whether you
          determined a price-earnings ratio for Pypo in December 2008 when you
          updated the comparable company analysis. If you did, disclose that ratio; if
          you did not, explain why not and add any appropriate risk factors; and
        • Disclose the projections mentioned in the fifth bullet of prior comment 39. In
          this regard, we note that your response indicates that such projections are "out
          of date and are no longer operative or material" and that Pypo has not
          provided you updated projections. However, it appears from your disclosure
          that your board continued to rely on such projections in determining that the
          valuation of Pypo was appropriate as of December 23, 2008.

41.   Please expand your disclosure in response to prior comment 40 to clarify the
        specific nature of "Pypo's financial performance and profit growth" that led your
        board to conclude that Pypo had increased in value 40% from $270,000,000 to
        $378,000,000. Also disclose the date of the information used; for example, did
        your board consider the decreased net income of Pypo for the six months' ended
        September 30, 2008 as compared to the prior year's period?

Middle Kingdom's Conditions to Closing, page 89

42.   Please expand your response to prior comment 41 to show us how you reached
        your conclusion that an investor would not find a transaction that satisfied the
        closing conditions to be materially different from a transaction that did not satisfy
        those conditions. We note, for example, the closing conditions mentioned in the
        first and fifth bullets of this section.

Lock-up Agreements, page 93

43.   Please expand your disclosure provided in response to the last sentence of prior
        comment 42 to clarify whether Gottex would be subject to the lock-up if it
        acquired the shares pursuant to the pledge.

Material United States Federal Income Tax Considerations, page 96

44.   Given that your revisions in response to prior comment 43 merely replace the
        equivocal term "should" with another term that appears to be equivocal rather
        than stating what the tax consequences will be, we reissue the comment.

        In this regard, please note that it is generally inappropriate to disclose that a tax
        consequence in unequivocal terms like you do in the first sentence of the first
        paragraph under "Tax Consequences to U.S. Holders of MK Arizona Securities"
        on page 98 and then disclose that the same tax consequence is uncertain as you do
        in the last sentence of that same paragraph.

        If counsel _**is**_ able to opine on a matter but doubt exists because of a lack of
        relevant authority or otherwise, you may use the term "should" to make it clear
        that the opinion is subject to a degree of uncertainty. In such cases, you should
        explain why counsel cannot give a "will" opinion, describe the degree of
        uncertainty in the opinion, and provide risk factor and/or other appropriate
        disclosure setting forth the risks to investors. If, in contrast, your counsel _**is not**_
        able to opine on a material tax matter, please say so directly, disclose why counsel
        is not able to provide the opinion, and state the possible outcomes and risks to
        investors of that tax consequence.

        Where you are unable to provide unequivocal disclosure regarding the tax
        consequences throughout this section, please revise your disclosure accordingly.

45.   We note your response to prior comment 44. Expand to explain the degree of
        uncertainty in counsel's opinion regarding the potential tax consequences. Also,
        please tell us, with a view toward disclosure, how you concluded that no further

risk factors are required, given counsel's apparent inability to express a firm conclusion regarding multiple tax matters noted in this section.

46.   Refer to your revisions in the last full paragraph on page 103. Please clarify whether stock that is listed on the OTC Bulletin Board qualifies as marketable stock for purposes of the mark-to-market election.

47.   Given the changes to this section, please update exhibit 8.

Taxation on the Disposition, page 100

48.   Please describe the "certain benefits" mentioned in the last sentence.

The Redomestication Proposal, page 105

49.   If the redomestication to the Cayman Islands was a "requirement of the Pypo shareholders to complete the business combination," as indicated in your response to prior comment 48, please revise to state so directly and to explain the business purpose in selecting that jurisdiction. Your current disclosure indicates that the Cayman Islands was chosen simply because Pypo's business operations are located internationally. If that is correct, explain why the Cayman Islands was selected as opposed to any other jurisdiction.

Differences of Stockholder Rights, page 108

50.   We note your response to prior comment 50. While your stockholders may be governed by Cayman Islands law following completing of your redomestication, it continues to appear that those stockholders' rights will be affected as a result of your redomestication through Arizona. We note, for example, the 100% approval requirement noted on page 7. Therefore, we reissue prior comment 50.

51.   In this regard, please tell us when the Arizona company will be soliciting its shareholders to approve the continuation and when the Arizona company will file the related proxy material. Because the proxy card filed with this registration statement appears to be solicited by Middle Kingdom Alliance and will be signed by investors who are not yet shareholders of the Arizona company, it appears that those cards cannot be used by the Arizona company.

The Share Increase Proposal, page 119

52.   We note your response to prior comment 52. Expand the first paragraph to quantify the number of authorized and unissued shares that are currently available to you for future issuances.

53.   We note your response to prior comment 53. Please clarify why the ability to issue preferred stock will be eliminated.

54.   Please reconcile your disclosure that

> "If the Share Increase Proposal is adopted, MK Cayman will not have any capital stock similar in rights to Middle Kingdom's "blank check" preferred stock. Middle Kingdom's authorized preferred stock allows Middle Kingdom's board of directors, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights. In some cases, preferred stock is utilized as a method of discouraging, delaying or preventing a change of control. MK Cayman's board of directors will not have the flexibility to issue capital stock with the type of rights similar to Middle Kingdom's preferred stock."

with your disclosure on page 195

> "MK Cayman's articles of association provide for the authorization of preferred shares. The preferred shares may be issued from time to time at the discretion of the board of directors without shareholder approval. The board of directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares, at such times and on such other terms as they think proper. MK Cayman has no immediate plans to issue any preferred shares."

The Amendment Proposal, page 122

55.   Please ensure that this and the other relevant proposals contain all disclosure regarding anti-takeover and similar proposals discussed in Release 34-15230 (October 13, 1978).

The Shareholder Consent Proposal, page 124

56.   We note the last paragraph of this section indicates that the board determined that this proposal, which "would effectively eliminate the opportunity of … shareholders to take any action without a meeting," is advisable and in the best interest of stockholders. Please disclose the "relevant factors" the board considered and how it reached this conclusion. Please also expand similar conclusory statements in your other proposals.

Industry Background, page 129

57.   Please provide current disclosure. We note the references on page 130 to the
        Chinese government's granting licenses upon expected completion of its
        restructuring plan in the fall 2008.

Corporate Organization and Operating History, page 131

58.   We note your response to prior comment 55:

        • Please reconcile your disclosure on page 131 and in note 2 on page 132
          regarding the number of subsidiaries;
        • Disclose the first paragraph of your response to the second bullet, and clarify
          the "certain tax, regulatory, investment and other business related factors"
          mentioned in your response that caused you to form holding companies in the
          Cayman Islands and Hong Kong;
        • Refer to your response to the third bullet point and the second paragraph on
          page 133. Please revise your disclosure to clarify how the 73 subsidiaries
          facilitate the operation of your "distribution and retail businesses in various
          provinces in China." For example, if each of the subsidiaries is partially
          owned by the subsidiary's employees to provide them a performance
          incentive, please say so clearly; and
        • Please describe how "retail businesses in China owned by foreign entities" are
          "heavily regulated."

59.   Please include in the chart the abbreviated names by which you are referring to
        each entity throughout your document.

Pypo's Management's Discussion and Analysis . . ., page 139

60.   Please ensure that you have provided all required trend discussion and analysis in
        your Management's Discussion and Analysis of Financial Condition and Results
        of Operations. We note, for example, your reference on page 77 and in your
        response to prior comment 39 to the "unprecedented deterioration in the global
        economy" that has "negatively impacted the retail sector and market for the
        distribution of wireless telecommunications products in the PRC."

Net Revenues, page 139

61.   Please expand the carryover paragraph here to clarify the effect on your revenues
        and margins if your agreement to distribute Samsung's Q1U model is not renewed
        or continued under substantially the same terms.

Net Revenues, page 150

62.   Please disclose the portion of your revenue derived from retail sales.

Liquidity and Capital Resources, page 153

63.   Please ensure that this section is updated to reflect recent developments and
        trends. For example, it appears that the first sentence of the third paragraph
        depicts completed events as planned events. When responding to this comment,
        please discuss the source of funds that Pypo will use to satisfy its obligations
        during the next 12 months mentioned in the paragraphs after the table in your
        "Contractual Obligations" disclosure on page 157 and 158.

Capital Expenditures, page 157

64.   Refer to the first sentence of the second paragraph. Please disclose the portion of
        the planned fiscal 2009 expenditures that you have already made.

Contractual Obligations, page 157

65.   Please refer to our prior comment 56. We note the conclusions in the letter dated
        July 21, 2008 from Steven Jacobs, Associate Chief Accountant, to you were based
        on the premise that some of your acquisitions would be completed subsequent to
        your business combination with Pypo and subsequent to the effectiveness of this
        registration statement. We also note from your response and from disclosures on
        page 134 that Pypo completed acquisitions of six additional retail chains prior to
        December 31, 2008. It is not still clear to us why you are not required to file the
        financial statements required under Rule 3-05 of Regulation S-X for any or all of
        the businesses acquired between April and December 2008. Please explain to us
        how you comply with the requirements outlined in Rule 3-05 of Regulation S-X.
        Specifically tell us why you do not believe any or all of the businesses acquired
        between April and December 2008 are deemed to be "related" and required to be
        treated as a single business combination under the guidance at Rule 3-05(a)(3) of
        Regulation S-X which indicates that businesses are related if they are under
        common control or management or their acquisitions are dependent on each other
        or a single common event or condition. Finally, please explain to us why Article
        11 of Regulation S-X pro forma financial information that reflects the acquisitions
        would not be required.

Liquidity and Capital Resources, page 163

66.   We note your response to prior comment 57, which sought disclosure regarding whether your affiliates have sufficient assets to satisfy their indemnification obligations. Your revised disclosure does not appear to provide such disclosure, as it states simply that you cannot assure investors that they will be able to discharge their obligations. In addition, it is unclear how the lack of collateral or guarantees relates to the indemnification obligations of your affiliates. Therefore, we reissue prior comment 57.

Directors and Executive Officers, page 167

67.   We note your response to prior comment 2. Please clarify what you mean by "audit committee expert" in the first paragraph on page 169. Also expand the description of Mr. Xie's business experience to clarify his experience from 2004 to 2006.

Independence of Directors, page 170

68.   We note from your response to prior comment 58 that you "expect" to comply with Nasdaq rules in determining whether a director is independent. Please clarify on which rules you relied to make the independence determinations in the second paragraph of this section. Also clarify how having the entire board serve as the audit committee, as you mention in the third paragraph, satisfies those rules.

Middle Kingdom Related Party Transactions, page 175

69.   Please disclose the information required by Item 404 of Regulation S-K with respect to the transactions mentioned on pages 85 and F-29.

Pypo Related Party Transactions, page 176

70.   Please disclose your response to prior comment 62. Also clarify the identities of the "relevant parties" who will negotiate the percentage of operational income.

71.   Please expand your response to prior comment 63 to disclose the transactions with Messrs. Fei and Zhang that are mentioned on pages F-59 and F-87.

Exclusive Option Agreements, page 177

72.   Please quantify the "actual capital contribution paid in the registered capital of Beijing Feijie by Mr. Guan and Mr. Fei."

Transactions with Directors, Shareholders and Affiliates, page 181

73.   We note your response to prior comment 63. Please disclose the material terms of the transaction with Beijing Jingjing Medical Equipment mentioned on page F-87.

74.   Your response to prior comment 66 states that you have provided in this section a "detailed description of the terms under which the control agreements can be terminated." However, it appears that no such disclosure has been provided. Therefore, we reissue prior comment 66 seeking disclosure that will permit investors to understand clearly when the agreements end and can otherwise be terminated. Please group the disclosure that you provide in response to this comment with your other disclosure about the agreements that provide Pypo control over Beijing Feijie.

75.   Please disclose the material terms of the transaction described in exhibit 10.41 and on page F-83.

76.   Please expand your disclosure in response to prior comment 68 to clarify the nature of the "certain PRC regulatory restrictions" that the arrangement helped avoid.

Shareholders Agreement, page 184

77.   Confirm our understanding that this section refers to exhibit 10.39. Also, tell us where the termination provisions that you mention in this section are reflected in exhibit 10.39.

Security Ownership of Middle Kingdom, page 185

78.   Your disclosure on page 168 implies that Mr. Kwong is no longer the managing director of ARC, contrary to the disclosure in footnote 8 on page 186. Please reconcile.

Security Ownership of Pypo, page 187

79.   We note your response to prior comment 69. However, your revisions in note 3 appear to disclose only who exercises dispositive powers with respect to the shares held by Arch Digital, but does not disclose who exercises voting powers with respect to those shares. Also, given the complexity of your current disclosure in note 4 regarding the relationships among the persons and entities identified in that note, it continues to be unclear which of the persons you identify, if any, exercise sole or shared voting and/or dispositive powers with respect to the shares held by Capital Ally. Therefore, we reissue the third bullet of prior comment 69.

Security Ownership of the Combined Company . . ., page 188

80.   Please expand your table to include the four new directors included on page 167.

Class A Warrants and Class B Redeemable Warrants, page 192

81.   Please reconcile your disclosure in response to prior comment 72 with the statement on page 65 of Middle Kingdom's prospectus dated December 13, 2006 that "the warrants may be exercised on a cashless basis commencing one year after such warrants are initially exercisable."

Description of MK Cayman's Securities, page 194

82.   Please describe and quantify when the surviving company's securities can be sold pursuant to Rule 144.

Legal Matters, page 197

83.   Please expand your response to prior comment 73 to tell us the source of funds that will be used for counsel's fees if the business combination does not occur.

Where you can find more information, page 198

84.   We note your disclosure in response to prior comment 74 regarding "periodic" filings on Form 6-K. With a view toward clarified disclosure, please tell us what information you be required to disclosure on Form 6-K on regular intervals. If you do not have a reporting obligation on Form 6-K that occurs on regular intervals, please revise your reference to "periodic filings" for clarity.

Item 21. Exhibits and Financial Statement Schedules

85.   Regarding your response to prior comment 76:

- Please file complete exhibits. We note that exhibits 10.35 and 10.40 currently omit multiple exhibits;
- We will continue to evaluate your response to the first bullet after you file the amended investment trust agreement as an exhibit and provide the prior amendments; and
- We will continue to evaluate your responses to the third and fourth bullets after you respond to the other comments in this letter.

86.   Please expand your response to prior comment 77 to tell us which provisions of the company's charter that will be in effect after the completion of the acquisition will require that company to distribute the trust proceeds to converting

shareholders. Also, please tell us why Annex D to the proxy statement was not revised to reflect the August 2009 termination date.

87.   We note your reference to exhibit 10.35 in your response to prior comment 78. Since exhibit 10.35 does not appear to be a written description of the terms of oral agreements mentioned in response 115 of your letter to us dated December 5, 2008, we reissue prior comment 78. Also, your response to that comment 115 refers to multiple oral agreements while your response to prior comment 78 mentions just one oral agreement; please reconcile.

88.   If you intend to file an updated exhibit 8.1 on the effective date of this registration statement, as indicated in your response to prior comment 81, then please revise your exhibit list accordingly. We note that exhibit 8.1 is currently marked as "previously filed."

89.   Given that you have filed exhibits with multiple amendments and changed the exhibit numbers of your documents, please revise your footnote that merely says "previously filed" to provide investors more specific information regarding where they can find the exhibit.

90.   Please tell us the purpose and effect of the "for reference only" legend on some of your exhibits. Also tell us how this limitation is consistent with your filing obligations under the Securities Act.

Organization and Operations, page F-28

91.   You should not imply that the staff comment process involved a review of your documents by the Commission itself. Also, you should not imply that any notice of no further comment at a particular time means that a staff will not ever have further comments or that the staff passed on the adequacy or accuracy of your document.

Exhibit 99.6

92.   Please file a final, signed, and dated opinion, not merely a "form of" opinion. Note that, given the date restriction on page 7 of the exhibit, the date of the opinion should be the date that the registration statement becomes effective.

93.   We note that many of the statements in the exhibit are conditioned on any contrary statements in the disclosure schedule to the acquisition agreement. Please provide us your analysis regarding how investors can evaluate the exhibit if you do not file the disclosure schedule. In this regard, for each such reference in this exhibit to an exception in the disclosure schedule, please tell us with specificity where the disclosure schedule contains the exception.

94.   Paragraph (b) and the last full paragraph on page 7 of the exhibit appear to limit reliance on the opinion by investors. Such limitation is inconsistent with your disclosure in the prospectus regarding the opinion, such as on page 44. Please revise or advise.

95.   Refer to exhibit 23.5. Please include counsel's consent to the discussion of its opinion as it appears in the prospectus and to your filing of the opinion as an exhibit to the registration statement.

96.   Please tell us the reasons for the different number of PRC subsidiaries identified in exhibit 21.1 and Schedule 1 to this exhibit.

97.   Please tell us which exhibit to the S-4 represents the agreement mentioned in the paragraph numbered 1 in schedule 2 of exhibit 99.6.

Exhibit 21.1

98.   Please tell us why this exhibit does not identify the companies mentioned on page F-88.

*   *   *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact at Andri Boerman at (202) 551-3645 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Ralph V. De Martino, Esq.—Cozen O'Conner